UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.      )*

Primus Telecommunications Group, Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

741929301
(CUSIP Number)

Arbinet Corporation
460 Herndon Parkway, Suite 150
Herndon, VA 20170
Attention: Christie A. Hill, Esq.
(703) 456-4100
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

November 10, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No.	741929301
1	NAME OF REPORTING PERSON
Arbinet Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
931,295
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
931,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6% (1)
14	TYPE OF REPORTING PERSON
CO

(1)  The calculation of this percentage is based on 9,743,157 shares of common stock, par value $0.001 per share, of Primus Telecommunications Group, Incorporated issued and outstanding as of November 9, 2010, as represented by Primus Telecommunications Group, Incorporated in the Merger Agreement described in Item 4 below.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (“Primus Common Stock”), of Primus Telecommunications Group, Incorporated, a Delaware corporation (“Primus”), whose principal executive offices are located at 7901 Jones Branch Drive, Suite 900, McLean, Virginia  22102.

Item 2. Identity and Background.

(a) — (c) and (f) The person filing this Schedule 13D is Arbinet Corporation, a Delaware corporation (“Arbinet”). Arbinet’s principal executive offices are located at 460 Herndon Parkway, Suite 150, Herndon, Virginia  20170.  Arbinet’s principal business is providing international voice, data and managed communications services for fixed, mobile and wholesale carriers.

The name, business address, present principal occupation or employment (and the name and principal business of any corporation or other organization in which such employment is conducted) and citizenship for each director and executive officer of Arbinet are set forth in Annex I hereto and incorporated herein by reference.

(d) — (e) During the last five years, neither Arbinet nor, to the knowledge of Arbinet, any of the persons listed on Annex I attached hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of any judicial or administrative body that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration.

As more fully described in response to Item 4, the shares of Primus Common Stock to which this Schedule 13D relates have not been purchased by Arbinet. As an inducement to Arbinet entering into the Merger Agreement described in Item 4, and in consideration thereof, the Committed Stockholder (as defined in Item 4) entered into the Voting Agreement (as defined in Item 4), pursuant to which the Committed Stockholder has agreed, among other things, to vote the shares of Primus Common Stock that are subject to the Voting Agreement in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, at any meeting of the stockholders of Primus, on the terms and subject to the conditions set forth in the Voting Agreement. Arbinet has not paid additional consideration to the Committed Stockholder in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference. Any beneficial ownership of Arbinet in Primus that may be deemed to arise from the Voting Agreement is not expected to require the expenditure of any funds. See Item 4 for a description of the Merger Agreement and the merger consideration to be paid thereunder.

References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, respectively, copies of which are filed as Exhibit A and Exhibit B, respectively, to this Schedule 13D and are incorporated by reference in this Item 3 in their entirety.

Item 4. Purpose of the Transaction.

On November 10, 2010, Arbinet, Primus and PTG Investments, Inc., a direct wholly owned subsidiary of Primus (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), the purpose of which is for Primus to acquire control of the entire equity interest in Arbinet. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Arbinet with Arbinet continuing as the surviving corporation and a wholly-owned subsidiary of Primus (the “Merger”).  Concurrently with the execution of the Merger Agreement, Arbinet entered into a Stockholder Support and Voting Agreement (the “Voting Agreement”) with Singer Children’s Management Trust, a significant stockholder of Primus Common Stock (the “Committed Stockholder”).  The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

Consummation of the Merger is subject to certain conditions, including without limitation: (i) the adoption of the Merger Agreement by the stockholders of Arbinet and the approval of the issuance of shares of Primus common stock in the Merger by the stockholders of Primus; (ii) the absence of any governmental order or other legal restraint prohibiting, preventing or otherwise enjoining the consummation of the Merger; (iii) the effectiveness of the registration statement for the common stock of Primus being issued in the Merger and the absence of any stop order or proceeding seeking a stop order with respect to such registration statement or the joint proxy statement/prospectus; (iv) subject to some exceptions, the receipt of any required approvals or authorizations of the Merger from applicable governmental authorities, including the U.S. Federal Communications Commission; (v) subject to certain exceptions, the accuracy of the representations and warranties and the performance of covenants; and (vi) the delivery of customary opinions from counsel to Primus and counsel to Arbinet that the Merger will qualify as a tax-free reorganization for federal income tax purposes, provided the permitted sale or spin-off of Arbinet’s patents and associated rights would not render it impossible for counsel to provide such opinions.  In addition, the obligations of Primus and Merger Sub are subject to the number of appraisal shares not exceeding 10% of the outstanding shares of Arbinet common stock and Arbinet having taken actions under its 2004 Stock Incentive Plan, as amended, to cancel certain Arbinet stock options and stock appreciation rights.  Primus’ obligation to complete the Merger is also conditioned on there not having occurred a material adverse effect with respect to Arbinet, which includes without limitation not having at least a specified amount of cash.

At the effective time of the Merger, subject to the other provisions of the Merger Agreement, each share of Arbinet common stock (excluding certain shares) shall be converted into the right to receive the number of Primus common stock equal to the exchange ratio.  The Merger Agreement provides that the exchange ratio is equal to the quotient of (x) the quotient of (A) $28,000,000 (the “Transaction Amount”), subject to certain potential upward adjustments, divided by (B) the number of shares of Arbinet common stock issued and outstanding immediately prior to the effective time of the Merger plus those shares that may become issuable as Primus common stock at or after the effective time of the Merger pursuant to the provisions of the Merger Agreement that address the treatment of Arbinet equity awards, divided by (y) $9.5464, and rounded to the nearest ten-thousandth.  Equity awards for Arbinet common stock outstanding as of the effective time shall be assumed by Primus and converted into an equity award for Primus common stock, after being adjusted by the exchange ratio.

The Merger Agreement contains a “go-shop” provision under which Arbinet may solicit alternative proposals from third parties during the 45 calendar days beginning on November 10, 2010 and ending at 11:59 p.m, Eastern time, on December 25, 2010. During the go-shop period, Arbinet and its representatives may initiate, solicit and/or encourage alternative acquisition proposals from third parties, provide non-public information and participate in discussions and negotiate with third parties with respect to alternative acquisition proposals.  Upon the expiration of the go-shop period, Arbinet will be prohibited from soliciting alternative acquisition proposals from third parties and/or providing information to or engaging in discussions with third parties regarding alternative acquisition proposals. The no-shop restrictions, however, are subject to customary “fiduciary-out” provisions which allow Arbinet under certain circumstances, prior to the time that Arbinet receives approval of the Merger from its stockholders, to (i) provide information to, and participate in discussions with, third parties with respect to unsolicited alternative acquisition proposals that the Board of Directors of Arbinet has determined would or could reasonably be expected to, if consummated, result in a transaction more favorable to Arbinet’s stockholders, and that not taking such action would be inconsistent with its fiduciary duties and (ii) change the Board of Directors’ recommendation to approve the Merger (an “Arbinet Recommendation Change”)  in connection with such acquisition proposal or as a result of an unforeseeable intervening event if not changing its recommendation would be inconsistent with its fiduciary duties.

Arbinet and Primus made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to conduct its businesses in the ordinary course between the execution and delivery of the Merger Agreement and the consummation of the Merger and not to engage in certain kinds of transactions or take certain actions during such period. Notwithstanding the foregoing, the Merger Agreement permits specific actions to be taken between signing of the Merger Agreement and the closing of the Merger.

The Merger Agreement contains certain termination rights for both Arbinet and Primus. Upon termination of the Merger Agreement in the event of an Arbinet Recommendation Change due to a superior proposal, Arbinet is obligated to pay Primus break-up fees of $1,250,000. In addition, if the Merger Agreement is terminated by either party due to Arbinet’s stockholders’ rejection of the Merger, or by Primus due to Arbinet’s breach, and Arbinet enters into another acquisition agreement within 18 months of such termination, Arbinet is obligated to pay Primus break-up fees of $1,250,000. If the Merger Agreement is terminated due to Arbinet’s stockholders’ rejection of the Merger, or due to Arbinet’s breach, then Arbinet is obligated to reimburse Primus’s expenses up to $750,000, in addition to break-up fees, if applicable. If the Merger Agreement is terminated due to Primus’s breach, then Primus is obligated to reimburse Arbinet’s expenses up to $750,000.

The directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the surviving corporation in the Merger, each to hold office in accordance with the surviving corporation’s certificate of incorporation and bylaws. The officers of Arbinet in office immediately prior to the effective time of the Merger will be the officers of the surviving corporation in the Merger until their respective successors have been duly elected or appointed and qualified, in accordance with the surviving corporation’s certificate of incorporation and bylaws.

Under the Voting Agreement, the Committed Stockholder has agreed, among other things, to vote the shares of Primus Common Stock held by the Committed Stockholder that are subject to the Voting Agreement: (i) in favor of the transactions contemplated by the Merger Agreement, including the issuance of shares of Primus common stock in the Merger, and any other action reasonably requested by Arbinet in furtherance thereof, submitted for the vote or written consent of stockholders of Primus; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Primus or any of its subsidiaries contained in the Merger Agreement; and (iii) against any action, agreement or transaction that would impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement.  In addition, the Committed Stockholder also granted Arbinet an irrevocable proxy to vote the shares of Primus Common Stock that are subject to the Voting Agreement in accordance with the preceding sentence. The shares of Primus Common Stock that are subject to the Voting Agreement represent approximately 931,295 shares, or 9.6%, of the Primus Common Stock outstanding as of November 9, 2010.

The Voting Agreement provides that the Committed Stockholder will not sell or otherwise transfer the shares of Primus Common Stock that are subject to the Voting Agreement, or participate in any efforts to solicit alternative acquisition proposals with respect to Arbinet. The Voting Agreement also provides that the Committed Stockholder will not exercise any rights of dissent or appraisal pursuant to Section 262 of the Delaware General Corporation Law to the extent the Committed Stockholder is entitled to such rights.  The Voting Agreement will terminate upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms and (c) the written agreement of the Committed Stockholder and Arbinet to terminate the Voting Agreement.

Concurrently with the execution of the Voting Agreement, the Committed Stockholder entered into a substantially similar Stockholder Support and Voting Agreement with Primus with respect to the Committed Stockholder’s shares of Arbinet common stock, representing approximately 1,276,110 shares, or 23.2% of the Arbinet common stock outstanding as of November 9, 2010.

Investors are not third-party beneficiaries under the Merger Agreement or the Voting Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Primus, Merger Sub or Arbinet or any of their respective subsidiaries or affiliates.

Other than as described in this Item 4, Arbinet has no present plans or proposals that would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although Arbinet reserves the right to formulate specific plans and proposals with respect to, or change its intentions regarding, any or all of the foregoing, subject to the terms of the Merger Agreement and the Voting Agreement).

The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibit A and Exhibit B, respectively, to this Schedule 13D and are incorporated by reference in this Item 4 in their entirety.

Item 5. Interest in Securities of the Issuer.

(a) — (b) For the purpose of Rule 13d-3 under the Exchange Act, Arbinet, by reason of the execution and delivery of the Voting Agreement, may be deemed to have shared voting power with the Committed Stockholder with respect to (and therefore beneficially own within the meaning of Rule 13d-3 under the Exchange Act) an aggregate of 931,295 shares of Primus Common Stock, representing approximately 9.6% of the Primus Common Stock, based on 9,743,157 issued and outstanding shares of Primus Common Stock as of November 9, 2010, as represented by Primus in the Merger Agreement.  With respect to the voting of such 931,295 shares of Primus Common Stock, Arbinet (or its designee) has the power to vote or direct the voting of the shares in accordance with the terms of the Voting Agreement.

Except as set forth in this Item 5, neither Arbinet nor, to the knowledge of Arbinet, any of the persons listed on Annex I attached hereto beneficially owns or has the power to vote or cause the vote of any shares of Primus Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Arbinet is the beneficial owner of the shares of Primus Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except for the execution and delivery of the Voting Agreement and the Merger Agreement, no transactions in shares of Primus Common Stock were effected by Arbinet or, to the knowledge of Arbinet, any of the persons listed on Annex I attached hereto during the 60 days prior to the date hereof.

(d) — (e) Not applicable.

Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference in this Item 6. Except as otherwise described in this Schedule 13D, to the knowledge of Arbinet, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of Primus.

Item 7. Material to be Filed as Exhibits.

Exhibit A
Agreement and Plan of Merger, dated as of November 10, 2010, among Primus Telecommunications Group, Incorporated, PTG Investments, Inc. and Arbinet Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Arbinet Corporation on November 12, 2010).

Exhibit B
Stockholder Support and Voting Agreement, dated as of November 10, 2010, between Arbinet Corporation and Singer Children’s Management Trust (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Arbinet Corporation on November 12, 2010).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2010	Arbinet Corporation

	By:	/s/ Christie A. Hill
Christie A. Hill
General Counsel, Secretary and Chief Human Resources Officer

ANNEX I

The following tables set forth the name, present principal occupation or employment (and the name and principal business of any corporation or other organization in which such employment is conducted) for each of the executive officers and directors of Arbinet.  The business address for each of the persons listed below is c/o Arbinet Corporation, 460 Herndon Parkway, Suite 150, Herndon, Virginia  20170.  Each of the persons listed below is a U.S. citizen.  None of the persons listed below beneficially own any shares of Primus Common Stock.

Executive Officers of Arbinet Corporation

Name	Principal Occupation/Employment

Shawn F. O’Donnell	Chief Executive Officer, President and Director, Arbinet

Gary G. Brandt	Chief Financial Officer, Arbinet

Christie A. Hill	General Counsel, Secretary and Chief Human Resources Officer, Arbinet

Directors of Arbinet Corporation

Name	Principal Occupation/Employment

Shawn F. O’Donnell	Chief Executive Officer, President and Director, Arbinet

Jose A. Cecin, Jr.	Chairman of Board of Arbinet and President, Lumina Advisors1/

Randall Kaplan	President and Chief Executive Officer, PBK Management Company, Inc.2/

Stanley C. Kreitman	Chairman, Manhattan Associates, LLC3/

John B. Penney	Executive Vice President, Strategy & Business Development, Starz, LLC4/

Robert M. Pons	Senior Vice President of Capital Markets, TMNG Global5/

David C. Reymann	Chief Financial Officer, Drop Test International, LLC6/

1/A strategy, operations and corporate development advisory company.
2/An investment firm specializing in real estate, private equity, hedge funds and venture capital.
3/An investment banking company.
4/A public media company and a controlled subsidiary of Liberty Media Corporation.
5/A provider of strategy, management and technical consulting services to the global telecommunications industry.
6/A risk management solutions company.